UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77376 / March 16, 2016

Admin. Proc. File No. 3-16990

In the Matter of

CADAN RESOURCES CORP.
CONSOLIDATED GLOBAL MINERALS LTD.,
DOREAL ENERGY CORP., and
GEOCAN ENERGY INC.
  (a/k/a ARSENAL ENERGY INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Cadan Resources Corp., Consolidated Global Minerals Ltd., Doreal Energy Corp., or Geocan Energy Inc. (a/k/a Arsenal Energy Inc.), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Cadan Resources Corp., Consolidated Global Minerals Ltd., Doreal Energy Corp., and Geocan Energy Inc. (a/k/a Arsenal Energy Inc.).[2] The order contained in that decision is hereby declared effective. The initial decision ordered

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[1] 17 C.F.R. § 201.360(d).

[2] *Cadan Res. Corp., Consol. Global Minerals Ltd., Doreal Energy Corp., and Geocan Energy Inc. (a/k/a Arsenal Energy Inc.),* Initial Decision Release No. 944 (Jan. 21, 2016), 113 SEC Docket 06, 2016 WL 245371. The stock symbol and Central Index Key numbers are: CADAF and 1217332 for Cadan Resources Corp.; 1172214 for Consolidated Global Minerals Ltd.; 1072147 for Doreal Energy Corp.; and 1143883 for Geocan Energy Inc. (a/k/a Arsenal Energy Inc.).

that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cadan Resources Corp., Consolidated Global Minerals Ltd., Doreal Energy Corp., and Geocan Energy Inc. (a/k/a Arsenal Energy Inc.), are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 944
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16990

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CADAN RESOURCES CORP. CONSOLIDATED GLOBAL MINERALS LTD., DOREAL ENERGY CORP., and GEOCAN ENERGY INC. (a/k/a ARSENAL ENERGY INC.)	INITIAL DECISION ON DEFAULT January 21, 2016

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission issued an order instituting administrative proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 on December 8, 2015, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by December 16, 2015, and their answers were due by December 29, 2015. *Cadan Res. Corp.*, Admin. Proc. Rulings Release No. 3428, 2015 SEC LEXIS 5226 (ALJ Dec. 22, 2015).

A telephonic prehearing conference was held on December 28, 2015, and though all parties were sent a copy of the Order setting the prehearing conference, only the Division of Enforcement appeared. *Cadan Res. Corp.*, Admin. Proc. Rulings Release No. 3454, 2016 SEC LEXIS 1 (ALJ Jan. 4, 2016). I then ordered Respondents to show cause by January 15, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers, appear at the scheduled prehearing conference, or otherwise defend this proceeding. *Id.* at 1-2. I warned that any Respondent that failed to respond to the order to show cause would be deemed in default, the proceeding determined against it, and the registration of its securities revoked. *Id.* at 2. To date, no Respondent has filed an answer, responded to the order to show cause, or otherwise defended the proceeding.

Findings of Fact

Respondents are in default for failing to file answers, appear at the prehearing conference, respond to a dispositive motion, or otherwise defend the proceeding. *See* OIP at 3;

17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, I deem the OIP's allegations to be true. 17 C.F.R. § 201.155(a).

Cadan Resources Corp., Central Index Key (CIK) No. 1217332, is a British Columbia corporation located in North Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20FR-12G registration statement on February 28, 2003. As of December 1, 2015, the company's stock (symbol "CADAF") was traded on over-the-counter markets.

Consolidated Global Minerals Ltd., CIK No. 1172214, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20FR-12G registration statement on April 22, 2002.

Doreal Energy Corp., CIK No. 1072147, is an Alberta corporation whose registration was struck by Alberta's corporate regulator for failure to file its annual return, and is located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20FR-12G registration statement on October 4, 2000.

GeoCan Energy Inc. (a/k/a Arsenal Energy Inc.), CIK No. 1143883, is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20FR-12G registration statement on June 28, 2001.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failures to maintain valid addresses on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rule 13a-1 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual reports, even if the registration is voluntary under Exchange Act Section 12(g). 15 U.S.C. § 78m(a); 17 C.F.R. § 240.13a-1; *see* 17 C.F.R. § 240.13a-1. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rule 13a-1.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. § 249.310 (Commission Form 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Cadan Resources Corp., Consolidated Global Minerals Ltd., Doreal Energy Corp., and GeoCan Energy Inc. (a/k/a Arsenal Energy Inc.), are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge

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